Exhibit 99.1

JOINT NEWS RELEASE

PENN WEST AND PETROFUND ANNOUNCE UNITHOLDER APPROVAL OF THEIR MERGER AND REQUIRED MODIFICATIONS TO THEIR PLAN OF ARRANGEMENT

Calgary, June 28, 2006/CNW/ — Penn West Energy Trust (“Penn West”) (TSX: PWT.UN; NYSE: PWE) and Petrofund Energy Trust (“Petrofund”) (TSX: PTF.UN; AMEX: PTF) are pleased to announce that the Plan of Arrangement (the “Arrangement”) related to the merger of the trusts was approved today at both the Penn West Annual and Special unitholder Meeting and the Petrofund Special unitholder Meeting. Subject to approval from the Court of Queen’s Bench of Alberta and certain regulatory approvals, the merger of Penn West and Petrofund will become effective on or about June 30, 2006.

At the Penn West Annual and Special meeting, a majority of unitholders did not vote in favor of the resolution related to the private placement of shares to certain service providers of the proposed new junior oil and natural gas exploration and development company (“ExploreCo”). Participation in the ExploreCo private placement and option plan had been offered to the proposed officers, certain directors and other staff of Exploreco as a material inducement to accept their positions with ExploreCo and to provide working capital with which to launch ExploreCo operations. Failure to obtain the requisite approvals for these matters would have resulted in such individuals not accepting their proposed positions with ExploreCo, which could have had a material adverse effect on ExploreCo. As a result, the Arrangement was structured to provide that if either the private placement or option plan were not approved by the unitholders of both trusts, the planned transactions related to ExploreCo would be not be completed. In summary, the effect on the Arrangement will be that:

•                  The conveyances of producing oil and natural gas properties and undeveloped lands from the trusts to ExploreCo will not occur. The properties and lands will remain in the merged trust.

•                  There will be no distribution of the ExploreCo shares to the unitholders by the Trusts.

The merger of Penn West and Petrofund will proceed as otherwise detailed in the Arrangement, subject to the remaining required approvals. Petrofund unitholders will receive 0.6 of a Penn West unit for each Petrofund unit exchanged. Petrofund unitholders will also receive a separate special distribution of $1.10 which includes an adjustment of $0.10 per unit required to align the distribution payment dates of the trusts. To achieve a tax-deferred exchange of units, certain Canadian resident Petrofund unitholders will be required to file tax elections prior to September 30, 2006, as detailed in the Joint Information Circular and Proxy Statement dated May 23, 2006 previously mailed to all unitholders.

All other resolutions presented were approved by the unitholders of both trusts including the election of the following directors to the Board of Penn West as of the effective date of the merger:

John A. Brussa (Chairman)	James E. Allard
William E. Andrew	George H. Brookman
Jeffery E. Errico	Murray R. Nunns
Thomas E. Phillips	Frank Potter
James C. Smith

Following the completion of the merger, Penn West will be the largest energy trust in North America with an enterprise value of approximately $11 billion, oil and natural gas production capacity of approximately 135,000 barrels of oil equivalent per day weighted 52% to liquids and 48% to natural gas. Penn West will have a diversified portfolio of conventional oil and natural gas assets plus significant resource-play potential in the Peace River Oilsands of Northern Alberta, CO2 enhanced oil recovery in the Pembina, Swan Hills, Midale and Weyburn light oil pools and coalbed methane producing assets. Subsequent to the merger, Penn West will have approximately 234 million trust units issued and outstanding. Penn West trust units will continue to trade on the Toronto Stock Exchange (TSX) under the symbol PWT.UN and on the New York Stock Exchange (NYSE) under the symbol PWE. Petrofund units will be delisted from the TSX and the American Stock Exchange (AMEX) on or shortly after June 30, 2006.

Forward Looking Statements

Certain information regarding Penn West Energy Trust, Petrofund Energy Trust and the merged Trust and the transactions contemplated in this news release including but not limited to management’s assessment of future plans and operations, completion of the merger, the benefits of the merger, the diversity of conventional assets, the potential of resource plays, the enterprise value and the productive capacity of the merged trust may constitute forward-looking statements under applicable securities law and necessarily involve risks and assumptions, including but not limited to risks and assumptions associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of the merger; ability to access sufficient capital from internal and external sources and failure to obtain required regulatory or other approvals. As a consequence, actual results may differ materially from those anticipated or implied in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Penn West’s and/or Petrofund’s operations or financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Penn West’s website (www.pennwest.com) or Petrofund’s website (www.petrofund.ca). Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and none of Penn West, Petrofund or the merged Trust undertakes any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

Where reserves or production are stated on a barrel of oil equivalent (boe) basis, natural gas volumes have been converted to a barrel of oil equivalent (boe) at a ratio of six thousand cubic feet of natural gas to one barrel of oil. This conversion ratio could be misleading as it is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead.

Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN and on the New York Stock Exchange under the symbol PWE.

Petrofund Energy Trust is a Calgary based royalty trust that trades on the Toronto Stock Exchange under the symbol PTF.UN and on the American Stock Exchange under the symbol PTF.

For Further Information Contact:

Penn West:	Petrofund:

William E. Andrew	Jeffery E. Errico
President and Chief Executive Officer	President and Chief Executive Officer
(403) 777-2502	(403) 218-8625

David W. Middleton	Jeffrey D. Newcommon
Executive Vice President and COO	Executive Vice President
(403) 777-3301	(403) 218-8625

Investor Relations	Investor Relations
Toll-free: 1-866-693-2707	Toll-free: 1-866-318-1767
Email: investor_relations@pennwest.com	Email: info@petrofund.ca
www.pennwest.com	www.petrofund.ca